EXHIBIT 99.3
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Wescast Industries Inc.
We have audited the consolidated balance sheets of Wescast Industries Inc. (the “Company”) as at January 2, 2005 and December 28, 2003 and the consolidated statements of earnings and retained earnings and of cash flows for the fiscal years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 2, 2005 and December 28, 2003 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the fiscal year ended December 29, 2002, prior to the adjustments described in the reconciliation to accounting principles generally accepted in the United States of America in Note 25, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 27, 2003. We have audited the adjustments to Note 25 for the fiscal year ended December 29, 2002 and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.

Chartered Accountants
Kitchener, Ontario

February 11, 2005, except as to Note 26, which is as of February 23, 2005

Comments by Auditor on Canada-United States of America Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph to identify circumstances in which accounting changes affect consistency such as the matters described in Notes 2 and 25 to the consolidated financial statements. Our report to the shareholders dated February 11, 2005, except as to Note 26, which is as of February 23, 2005, is expressed in accordance with Canadian reporting standards which do not require reference to such circumstances in the auditors’ report when the items are properly accounted for and disclosed in the consolidated financial statements.

Chartered Accountants
Kitchener, Ontario

February 11, 2005, except as to Note 26, which is as of February 23, 2005

(Wescast Industries Inc. 2004 Annual Report) 49

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in thousands of Canadian Dollars, except per share amounts)

Fiscal year (Note 2)	2004	2003	2002
		(Note 3)	(Note 3)

Sales	$408,908	$434,324	$422,784
Cost of sales	314,380	306,300	289,946

Gross profit	94,528	128,024	132,838
Selling, general and administration	33,815	33,968	30,844
Stock-based compensation (Note 24)	(1,487)	779	5,277
Research, development and design	6,553	7,820	8,281

	55,647	85,457	88,436

Other (income) expense
Interest expense	602	554	282
Investment income	(1,252)	(232)	(1,880)
Other (Note 15)	1,884	2,375	572

	1,234	2,697	(1,026)

Earnings from continuing operations before income tax	54,413	82,760	89,462
Income taxes (Note 16)	19,565	28,440	27,959

Earnings from continuing operations	34,848	54,320	61,503
Net loss from discontinued operations (Note 18)	(61,554)	(42,920)	(4,461)

Net earnings (loss)	($ 26,706)	$11,400	$57,042

Earnings from continuing operations per share (Note 19)
Basic	$2.67	$4.16	$4.71

Diluted	$2.58	$4.16	$4.71

Net earnings (loss) per share (Note 19)
Basic	($ 2.04)	$0.87	$4.36

Diluted	($ 2.11)	$0.87	$4.36

Retained earnings, beginning of year	$319,397	$314,282	$272,922
Accounting change (Note 3)	--	--	(9,406)
Net earnings (loss)	(26,706)	11,400	57,042
Dividends paid	(6,290)	(6,285)	(6,276)
Repurchase of Class A common shares (Note 12)	(82)	--	--

Retained earnings, end of year	$286,319	$319,397	$314,282

  The accompanying notes are an integral part of these consolidated financial statements.

(Wescast Industries Inc. 2004 Annual Report) 50

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian Dollars)

	January 2, 2005	December 28, 2003
		(Note 3)

Assets
Current
Cash and cash equivalents	$3,745	$28,358
Receivables	66,758	64,458
Income taxes receivable	7,441	--
Inventories (Note 6)	38,580	28,024
Prepaids	2,539	2,450
Future income taxes (Note 16b)	1,177	2,043
Current assets - discontinued operations (Note 18)	10,096	14,978

	130,336	140,311
Property, plant and equipment (Note 7)	364,690	317,461
Future income taxes (Note 16b)	50,427	29,716
Other assets (Note 8)	595	74
Long-term assets - discontinued operations (Note 18)	10,463	63,747

	$556,511	$551,309

Liabilities and Shareholders' Equity
Current
Payables and accruals	$44,148	$38,663
Income taxes payable	--	32
Current portion of long-term debt (Note 9)	2,091	2,408
Current portion of stock appreciation rights	117	3,651
Future income taxes (Note 16b)	96	118
Current liabilities - discontinued operations (Note 18)	38,279	7,436

	84,731	52,308
Long-term debt (Note 9)	28,472	2,751
Deferred government assistance (Note 10)	2,341	1,019
Long-term stock appreciation rights	--	62
Future income taxes (Note 16b)	20,319	21,717
Employee benefits (Note 11)	15,051	12,182
Long-term liabilities - discontinued operations (Note 18)	--	33,321

	150,914	123,360

Shareholders' Equity
Capital stock (Note 12)	110,374	110,049
Retained earnings	286,319	319,397
Share purchase loans (Note 13)	(650)	(1,031)
Cumulative translation adjustment	9,554	(466)

	405,597	427,949

	$556,511	$551,309

         Approved by the Board:

Commitments and contingencies (Note 14)
Edward G. Frackowiak,	J. Emilien Bolduc	The accompanying notes are an integral part of
Chairman and Chief Executive Officer	Director	these consolidated financial statements.

(Wescast Industries Inc. 2004 Annual Report) 51

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars)

Fiscal year (Note 2)	2004	2003	2002
		(Note 3)	(Note 3)

Cash derived from (applied to)
Operating
Earnings from continuing operations	$34,848	$54,320	$61,503
Depreciation and amortization	36,267	34,024	27,979
Future income taxes	1,129	2,991	836
Gain on disposal of short-term investments	--	(13)	(195)
Loss on disposal of equipment	4,364	915	490
Deferred government assistance	183	344	675
Stock-based compensation, net of payments	(3,596)	395	3,318
Employee benefits, net of payments	2,869	2,649	1,569

	76,064	95,625	96,175
Change in non-cash operating working capital (Note 20)	(12,529)	(21,349)	(144)

	63,535	74,276	96,031
Discontinued operations	(17,838)	(20,698)	(10,511)

	45,697	53,578	85,520

Investing
Purchase of property, plant and equipment and other assets	(32,872)	(36,428)	((80,788)
Purchase of investments	--	--	(48,236)
Purchase of subsidiary, net of cash acquired (Note 4)	(52,736)	--	--
Redemption of investments	--	11,905	65,149
Proceeds on disposal of equipment	346	2,026	251
Discontinued operations	(2,514)	(2,952)	(42,106)

	(87,776)	(25,449)	(105,730)

Financing
Issue of long-term debt	27,948	2,335	1,764
Repayment of long-term debt	(1,693)	(2,508)	(3,219)
Payment of credit facility fees	(502)	--	--
Payments under capital lease obligations	(599)	(1,002)	(854)
Issuance of common shares	413	452	2,742
Employee share purchase loan repayments	379	579	439
Repurchase of common shares	(167)	--	--
Dividends paid	(6,290)	(6,285)	(6,276)
Discontinued operations	(2,023)	(3,085)	(23,222)

	17,466	(9,514)	(28,626)

Net increase (decrease) in cash and cash equivalents	(24,613)	18,615	(48,836)
Cash and cash equivalents
Beginning of year	28,358	9,743	58,579

End of year	$3,745	$28,358	$9,743

  The accompanying notes are an integral part of these consolidated financial statements.

(Wescast Industries Inc. 2004 Annual Report) 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

1. Nature of operations

The major operations of Wescast Industries Inc. are the design and manufacture of cast iron parts for the automotive industry.

2. Significant accounting policies

Basis of presentation
The consolidated financial statements have been prepared in Canadian dollars following Canadian generally accepted accounting principles. These financial statements are also in conformity, in all material respects, with financial statements prepared in accordance with accounting principles generally accepted in the United States of America, except as described in Note 25.

Fiscal year
The fiscal year of the Company consists of a 52 or 53-week period ending on the Sunday closest to December 31. The fiscal year for the consolidated financial statements presented for 2004 is the 53-week period ended January 2, 2005. For the consolidated financial statements presented for 2003 and 2002 the fiscal years are the 52-week periods ended December 28, 2003, and December 29, 2002, respectively.

The results of certain subsidiaries which have different year ends from the Company have been included in the financial statements for the 12 months ended December 31.

Principles of consolidation
The consolidated financial statements include the accounts of Wescast Industries Inc. and its subsidiaries (the “Company”). The Company accounts for its jointly controlled entity, United Machining Inc. (49%), using the proportionate consolidation method. The Company acquired the remaining interest in Weslin Industries Inc. on August 31, 2004 (see Note 4). Prior to the acquisition, this entity was jointly held and the Company’s 50% interest in this entity was accounted for using the proportionate consolidation method. All significant inter-company balances and transactions have been eliminated. All amounts disclosed in the notes to the consolidated financial statements related to the Company’s jointly controlled entities are the Company’s proportionate share.

Revenue recognition
Revenue is recognized when the price is fixed or determinable, collectability is reasonably assured and products are delivered to customers. Tooling and prototype revenue is recognized when the customer has received, tested and accepted the tooling or prototype.

Cash and cash equivalents
Cash and cash equivalents includes cash and investments that have a maturity of three months or less from the date of acquisition.

Inventories
Raw materials and supplies are valued at the lower of cost or replacement cost. Tooling and finished goods are valued at the lower of cost or net realizable value. Cost includes material, labour and manufacturing overhead. Cost is determined on a first-in, first-out basis.

Property, plant and equipment
Capital assets are recorded at historical cost. Depreciation is provided to write off the cost, less estimated salvage value, of property and equipment over their estimated useful lives. Buildings and improvements are depreciated on a declining-balance basis at 3% to 10% per year, or on a straight-line basis over their respective lives. Machinery, equipment and vehicles are depreciated on a diminishing-balance basis at 10% to 50%, a straight-line basis up to 15 years, or on a unit-of-production basis calculated on the estimated volume over the life of the product. All maintenance and repair costs are expensed as incurred.

(Wescast Industries Inc. 2004 Annual Report) 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Amortization of other long-term assets
Licenses are being amortized on the straight-line method over their estimated lives of 10 years. Bond issue costs and other financing fees are amortized over the term of the related financing.

Asset impairment
The Company accounts for the impairment and disposal of long-lived assets in accordance with CICA Handbook Section 3063, “Impairment of Long-Lived Assets”. When events or circumstances warrant a review, the Company evaluates the carrying value of long-lived and intangible assets for potential impairment. The carrying value of such assets are considered impaired when the anticipated net recoverable amount of the asset, represented by the anticipated undiscounted cash flows directly attributable to the asset, is less than its carrying value. In that event, the carrying value of the asset is adjusted to fair market value and a loss recorded.

Pre-production costs
Costs incurred during the pre-production or start-up phases associated with new facilities and new businesses are expensed as incurred. In previous years these costs were deferred until commercial production levels were attained and subsequently amortized over a period not to exceed five years. The impact of the change is described in Note 3.

Research, development and design
Research and development costs, net of government assistance, are expensed in the period incurred unless criteria for deferral under Canadian generally accepted accounting principles are met. To date, all research and development costs have been charged to operations as incurred.

Income taxes
The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets, if based on available information, it is more likely than not that one or all of the future income tax assets will not be realized.

Investment tax credits relating to capital asset purchases and research and development expenditures are accounted for as a reduction of the cost of such assets and expenses, respectively. Investment tax credits are recorded when there is reasonable assurance they will be realized.

Employee benefit plans
The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets as follows:

•  The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected-benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs.

•  For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

•  Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

•  The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation or the fair value of plan assets is amortized over the average remaining service period of active employees.

(Wescast Industries Inc. 2004 Annual Report) 54

Stock-based compensation plans
The Company’s stock-based compensation plans are described in Note 24. Prior to 2002, no compensation expense was recognized with respect to the employee share purchase plan or the stock option plan. Any consideration paid upon exercise of options and issue of shares is credited to share capital.

The expenses recognized with respect to the deferred stock unit plan and the restricted share unit plan are reported as components of employee and director compensation and included in cost of sales and selling, general and administration expenses.

In 2002, the Company’s stock option plan was amended to authorize the grant of tandem stock appreciation rights. The annual increase or decrease in the intrinsic value of the stock options is included as stock-based compensation in the statements of earnings. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. The corresponding liability is reported on the balance sheet.

In 2002, the Company adopted the fair value recognition provisions of CICA Handbook Section, 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”) in accounting for stock-based awards (see Note 24).

Translation of foreign currencies
Transactions and balances denominated in currencies other than Canadian dollars are translated on the following basis. Current assets and current liabilities are translated at the year-end rate of exchange. Revenue and expenses are translated at monthly average rates of exchange. Fixed assets and depreciation are translated at rates prevailing when the related assets are acquired. Gains and losses are included in earnings.

For self-sustaining subsidiaries, all of the assets and liabilities are translated at the year-end rate of exchange. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses are recorded as an adjustment to shareholders’ equity.

For integrated subsidiaries, monetary assets and liabilities are translated at the year-end rate of exchange. Fixed assets and depreciation are translated at rates prevailing when the related assets are acquired. Revenue and expenses are translated at monthly average rates of exchange. Translation gains and losses are included in earnings.

Derivative financial instruments
The Company’s use of derivative instruments is intended to manage the risk of foreign currency fluctuations and the cost volatility of electricity and natural gas. The Company does not hold or issue derivative instruments for trading purposes. Accordingly, the Company accounts for exchange gains and losses on forward exchange contracts at the time of occurrence of the hedged transaction.

Gains and losses on forward exchange contracts cancelled prior to maturity are deferred and recognized at the time the originally hedged transactions occur.

As described in Note 3b, the Company has adopted CICA Accounting Guideline 13 “Hedging Relationships” in accounting for its hedging activities.

Use of estimates
In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Wescast Industries Inc. 2004 Annual Report) 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

3. Accounting Changes

a)

During the fourth quarter of 2004, the Company amended its accounting policy in respect of pre-production costs incurred during the start-up phase associated with the launch of a new facility or new business. Under the new accounting these costs are expensed as incurred. The Company’s previous accounting was to defer these costs until commercial production levels had been attained. Subsequently these costs were amortized over a period not to exceed five years. The Company believes the new accounting better aligns with how it will manage and monitor future launch activities.

This change in accounting has been applied retroactively with restatement of prior periods. The retroactive changes to the Company’s consolidated balance sheet and statements of earnings and retained earnings for the 2003 and 2002 fiscal years are as follows:

         Changes in the consolidated balance sheet:

December 28, 2003

Decrease in other assets	$9,826
Decrease in future income tax liability	554
Decrease in retained earnings	9,272

        Changes in the consolidated statements of earnings and retained earnings:

	2003	2002

Increase in revenues	$ --	$ 13,325
Increase (decrease) in cost of sales	(3,610)	2,525
Increase in income tax expense	478	473
Increase (decrease) in net earnings	3,132	(2,998)
Increase (decrease) in net earnings per share - basic	$ 0.24	($ 0.23)
Increase (decrease) in net earnings per share - diluted	$ 0.24	($ 0.23)

As a result of this accounting change, net earnings for the fiscal year ended January 2, 2005 were $3,258 ($0.22 diluted net earnings per share) higher than would have been reported under the previous accounting.

b)

In December 2001, the Accounting Standards Board of the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), which applies to fiscal years beginning on or after July 1, 2003. AcG-13 establishes specific criteria for derivatives to qualify for hedge accounting. Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the separate components in a hedging relationship, such that those gains, losses, revenues and expenses associated with the separate components are recognized in income in the same period when they would otherwise be recognized in different periods.

A derivative will qualify as a hedge if the hedging relationship is designated and formally documented at inception. AcG-13 requires the documentation to identify the particular risk management objective and strategy for undertaking the hedge transaction, along with the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows both at inception and over the life of the hedge for hedge accounting to continue. Hedge accounting is discontinued if a hedging relationship becomes ineffective; however, the hedge accounting applied to a hedging relationship in prior periods is not reversed. The adoption of AcG-13 has had an insignificant impact on our results of operations and financial position.

(Wescast Industries Inc. 2004 Annual Report) 56

c)

The Company adopted the fair value recognition provisions of CICA Handbook Section, 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”) in accounting for stock-based awards, effective December 29, 2003, without restatement of prior periods as the impact was immaterial. The fair value recognition provisions of CICA 3870 were applicable only to the Company’s share purchase plan described in Note 23. The impact of this accounting change was a decrease in earnings of $48 for the year ended January 2, 2005.

4. Business acquisition

On August 31, 2004, the Company purchased the remaining 50% of the outstanding voting common shares of Weslin Industries Inc., (“Weslin”) for a purchase price, including acquisition costs of $54.2 million. Weslin, a European company, was established in 1999 for the design, sale and manufacture of exhaust manifolds, turbo charger housings and integrated turbo manifolds for the European light vehicle market. The results of Weslin’s operations have been included in the consolidated financial statements since the date of acquisition. The investment had previously been accounted for using the proportionate consolidation method.

The Company recently changed the name of this operation from Weslin Hungary Rt. to Wescast Hungary Rt.

The total consideration paid in connection with the acquisition amounted to $52.7 million (net of cash acquired of $1.5 million).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Receivables	$ 2,749
Inventory	5,352
Prepaid expenses	161
Property, plant and equipment	50,124

Total assets acquired	58,386

Current liabilities	4,511
Long-term debt	1,139

Total liabilities assumed	5,650

Total consideration paid, net of cash acquired	$52,736

If this acquisition had occurred on December 28, 2003, the unaudited pro forma sales for the Company for fiscal 2004 would have been $425,130 and the net loss and diluted net loss per share would have been $30,091 and $2.37 respectively.

(Wescast Industries Inc. 2004 Annual Report) 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

5.Interest in jointly controlled entities

The following is the Company’s proportionate share of the major components of its jointly controlled entities (before eliminations). The statements of earnings and statements of cash flows include the Company’s proportionate share of Weslin Industries Inc. to the date of acquisition August 31, 2004 (see Note 4).

	January 2, 2005	December 28, 2003

Balance sheets
Current assets	$ 2,475	$ 13,363
Long-term assets	3,239	63,536
Current liabilities	3,415	9,366
Long-term liabilities	2,561	2,618
Equity	(262)	64,915
Statements of earnings
Sales	24,659	34,571
Cost of sales and expenses	28,167	43,192
Net loss	(3,508)	(8,621)
Statements of cash flows
Cash derived from (applied to)
Cash flows from operating activities	459	(2,768)
Cash flows from financing activities	341	(879)
Cash flows from investing activities	($ 3,971)	($ 3,531)

6. Inventories

	January 2, 2005	December 28, 2003

Finished goods
Castings	$ 8,735	$ 5,700
Tooling	6,375	6,699
Raw materials and supplies	23,470	15,625

	$38,580	$28,024

 (Wescast Industries Inc. 2004 Annual Report) 58

7.Property, plant and equipment

	January 2, 2005	December 28, 2003

Cost
Land	$6,804	$5,341
Buildings and improvements	164,174	143,023
Machinery, equipment and vehicles	404,240	343,719

	575,218	492,083

Accumulated depreciation
Buildings and improvements	29,921	23,948
Machinery, equipment and vehicles	180,607	150,674

	210,528	174,622

Net book value
Land	6,804	5,341
Buildings and improvements	134,253	119,075
Machinery, equipment and vehicles	223,633	193,045

	$364,690	$317,461

At January 2, 2005 assets under capital lease amounted to $1,900 (2003 — $2,331) less accumulated depreciation of $1,006 (2003 — $986).

8. Other assets

	January 2, 2005	December 28, 2003

Deferred credit facility fees	$502	$--
Deferred foreign exchange loss	42	--
Deferred bond issuance costs	13	29
Licence	38	45

	$595	$74

9. Long-term debt

	January 2, 2005	December 28, 2003

a)Revolving term facility	$26,241	$ --
b)Capital lease obligations	737	1,421
c)Limited obligation revenue bonds	2,359	2,561
d) Revolving bank note	1,007	1,100
e) Variable-rate installment note	44	77
f)Fixed-rate installment note	175	--

Total	30,563	5,159
Less: Current portion of long-term debt	2,091	2,408

	$28,472	$2,751

(Wescast Industries Inc. 2004 Annual Report) 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

a)   Revolving term facility
During the year, the Company revised its banking facilities. The credit agreement provides for a committed revolving credit facility in the amount of $125.0 million through December, 2007. The facility, which is unsecured, is guaranteed by the Company and one material subsidiary. As of January 2, 2005, $93.9 million was available under the facility.

The credit agreement requires the Company to maintain certain financial ratios and imposes limitations on specified activities. The Company was in compliance with these covenants at January 2, 2005. Borrowings under the credit agreement are available as selected by the Company by way of: i) Prime Loans, ii) U.S. Base Rate Loans, iii) LIBOR Loans, iv) Bankers’ Acceptances, and v) Letter of Credit or Letter of Guarantee, plus applicable interest rate margin. The interest rate spreads are determined by the Company’s performance against specified ratios.

b)   Capital lease obligations
The obligations under capital leases are payable in monthly installments with interest at rates from 3.0% to 8.0%, maturing at various dates to the year 2007, and secured by vehicles and equipment. The carrying value of the vehicles and equipment was approximately $894 at January 2, 2005. In 2004, no new vehicles and equipment were acquired through capital lease obligations (2003 — $304; 2002 — $1,687).

c)   Limited obligation revenue bonds
The limited obligation revenue bonds are payable in annual installments of principal of US$490 with a variable interest rate, which at January 2, 2005 was 2.15% (1.45% at December 28, 2003), and mature in the year 2010. As security, United Machining Inc., the Company’s 49%-owned joint venture, has provided a first charge over its receivables, inventory, machinery and equipment, which had an approximate carrying value of US$4,107 at January 2, 2005. Also, the Company has provided a US$4,000 guarantee of the bonds, and any of the Company’s inter-company loans with United Machining Inc. are subordinate to the bonds.

d)   Revolving bank note
The revolving bank note is payable on demand, bears interest at US prime less 0.5%, and security is provided by a charge on the assets of United Machining Inc. The Company has provided a full guarantee of the amount outstanding.

e)  Variable-rate installment note The variable rate installment note is payable in monthly installments commencing in 2003, bears interest at US prime less 1.0% and matures in 2006. Security is provided by a charge on the assets of United Machining Inc. The Company has provided a full guarantee of the amount outstanding.

f)   Fixed-rate installment note
The fixed rate installment note is payable in monthly installments commencing in 2004, bears interest at the fixed rate of 3.85% and matures in 2009. Security is provided by a charge on the assets of United Machining Inc. The Company has provided a full guarantee of the amount outstanding.

Long-term debt repayments over the next five years are as follows:

	Long-term debt	Capital leases	Total

2005	$ 1,656	$435	$ 2,091
2006	641	269	910
2007	26,866	33	26,899
2008	625	--	625
2009	38	--	38

Total	$29,826	$737	$30,563
Less current portion			2,091

			$28,472

(Wescast Industries Inc. 2004 Annual Report) 60

g) Revenue bonds

The Company anticipates that in 2005 it will repay Revenue bonds of $30,687 associated with discontinued operations. As a result, they have been included with current liabilities of discontinued operations (see Note 18). In prior periods these bonds have been reflected as a component of long-term debt.

10. Deferred government assistance

A foreign subsidiary of the Company has received government assistance in respect to the purchase of machinery and equipment. These amounts are deferred and amortized over the life of the related asset. The amount of amortization included in income for the year was $139 (2003 — $57) (2002- $17).

11. Employee benefits

The Company has a number of defined benefit and defined contribution plans providing pension and other retirement benefits to most of its employees.

Defined contribution plans

The Company’s defined contribution plans expense is recorded in cost of sales, selling, general and administration and research, development and design within the statement of earnings. The total expense for the Company’s defined contribution plans is as follows:

	2004	2003	2002

Plans providing pension benefits	$5,716	$5,544	$5,614

Defined benefit plans

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at November 30 of each year. Information about the Company’s defined benefit plans, in aggregate, is as follows.

	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003

Accrued benefit obligation
Balance at beginning of year	$ 19,211	$ 17,349	$ 5,027	$ 3,115
Current service cost	1,025	925	254	239
Interest cost	1,294	1,174	356	301
Benefits paid	(730)	(665)	(70)	(57)
Plan initiation	32	830	238	--
Actuarial losses (gain)	2,069	(402)	711	1,429

Balance at end of year	$ 22,901	$ 19,211	$ 6,516	$ 5,027

Plan assets
Fair value at beginning of year	$ 688	$ 689	$ --	$ --
Actual return on plan assets	69	63	--	--
Benefits paid	(64)	(64)	--	--

Fair value at end of year	$ 693	$ 688	$ --	$ --

Funded status
Plan deficit	($22,208)	($18,523)	($ 6,516)	($ 5,027)
Unamortized net actuarial (gain) loss	1,522	(699)	3,308	2,743
Unamortized past service costs	8,125	8,773	223	--
Unamortized transitional obligation	(311)	(339)	848	917

Accrued benefit liability	(12,872)	(10,788)	(2,137)	(1,367)
Valuation allowance	(42)	(27)	--	--

Accrued benefit liability, net of valuation allowance	($12,914)	($10,815)	($ 2,137)	($ 1,367)

(Wescast Industries Inc. 2004 Annual Report) 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Plan assets by asset category	2004	2003

Short-term investments	2.5%	2.9%
Equity Securities	35.7%	35.9%
Debt Securities	61.8%	61.2%

	100.0%	100.0%

Only one of the Company’s pension plans is funded. Included in the accrued benefit obligation at year-end are the following amounts in respect of plans that are not funded:

	Pension Benefit Plans		Other Benefit Plans
	2004	2003	2004	2003

Accrued benefit obligation	$22,251	$18,666	$6,516	$5,027

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations are as follows (weighted-average assumptions as of January 2):

	Pension Benefit Plans			Other Benefit Plans
	2004	2003	2002	2004	2003	2002

Discount Rate	5.75%	6.5%	6.5%	5.75%	6.5%	6.5%
Expected long-term rate of return on plan assets	6.%5	6.5%	7.0%
Rate of compensation increase	3.0%	5.0%	5.5%

For measurement purposes, annual inflation rates of 9.5% and 14% were assumed for major medical and prescription drug costs respectively for 2004 (10% and 15% — 2003). It is assumed that these rates will gradually decline to a rate of 5% in 2013. The effect of a 1% variance in the assumed health care trend rates would be approximately $120 on the annual health care benefit cost and $960 on the accrued benefit obligation for other benefit plans. The average remaining service period of the active employees covered by the pension benefit plans and other benefit plans is 16 years and 15 years respectively.

The Company’s net benefit plan expense, which is recorded in cost of sales and selling, general and administration expenses, is as follows:

	Pension Benefit Plans			Other Benefit Plans
	2004	2003	2002	2004	2003	2002

Current service cost	$1,025	$925	$583	$254	$239	$89
Interest cost	1,294	1,174	1,085	356	301	115
Expected return on plan assets	(43)	(43)	(53)	--	--	--
Amortization of past service costs	648	628	590	15	--	--
Amortization of net actuarial (gain) loss	(146)	(139)	2	146	154	5
Amortization of transitional obligation	(28)	(27)	(28)	69	69	69
Valuation allowance provided against accrued benefit asset	16	27	(54)	--	--	--

Net benefit plan expense	$2,766	$2,545	$2,125	$840	$763	$278

(Wescast Industries Inc. 2004 Annual Report) 62

12. Capital stock

Authorized:

Unlimited      Preference shares, no par value
Unlimited      Class A subordinate, voting shares, no par value ("Class A shares")
9,000,000      Class B common shares, no par value ("Class B shares")

		January 2, 2005	December 28, 2003

Issued and outstanding:
5,730,268	Class A shares (2003 - 5,721,662)	$97,947	$ 97,622
7,376,607	Class B shares (2003 - 7,376,607)	12,427	12,427

		$ 110,374	$ 110,049

The following transactions occurred with respect to the Company’s Class A shares during 2004 and 2003:

	2004		2003
	Number	Stated Value	Number	Stated Value

Shares outstanding, beginning of year	5,721,662	$97,622	5,707,111	$97,169
Issued under employee share purchase plan	13,606	410	14,551	453
Repurchased for cancellation	(5,000)	(85)	--	--

Shares outstanding, end of year	5,730,268	$97,947	5,721,662	$97,622

During the 2004 fiscal year, the Company repurchased for cancellation 5,000 of its Class A shares with an assigned value of $85 for $167. The excess of the cost over the stated value of the acquired shares amounting to $82 was charged to retained earnings.

13. Share purchase loans

The director and employee share purchase plan loans are non-interest bearing, repayable over 10 years and secured by the underlying shares. The total market value of the underlying shares was $1,092 at January 2, 2005 (2003 — $1,743).

(Wescast Industries Inc. 2004 Annual Report) 63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

14. Commitments and contingencies

(a)

Through its jointly controlled entity, United Machining Inc., the Company is committed to annual rental payments on buildings, machinery and equipment. The Company has provided a US$5,000 guarantee to support the machinery and equipment lease arrangements of United Machining Inc.

(b)	The Company has committed an additional $2.9 million to acquire capital assets in 2005.

(c)	The Company is committed to future minimum annual lease payments under various operating leases as follows:

2005	$1,983
2006	1,722
2007	1,445
2008	581
2009	51

$5,782

(d)	The Company has in place standby letters of credit payable to the following beneficiaries:

Independent Electricity Systems Operator	$3,148
Ontario Ministry of the Environment	192
Corporation of the City of Brantford	50

(e)

In the normal course of operations the Company may be subject to litigation and claims from customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a materially adverse effect on the financial position of the Company.

(f)

The Company is the guarantor of revenue bonds totaling $30,687 (2003 — $35,281) associated with its Cordele, Georgia operation described in Note 18. It is anticipated that the Company will repay these amounts in 2005 upon the sale or wind-up of the business.

15. Other (income) expense

	2004	2003	2002

Foreign exchange translation loss	$ 169	$ 1,910	$ 387
Interest and miscellaneous	(349)	(450)	(305)
Insurance claim proceeds	(2,300)	--	--
Loss on disposal of equipment	4,364	915	490

	$ 1,884	$ 2,375	$ 572

 (Wescast Industries Inc. 2004 Annual Report) 64

16. Income taxes

(a)	The following table reconciles the statutory federal and provincial income taxes to the effective income tax on earnings from continuing operations before taxes.

	2004	2003	2002

Income taxes at Canadian combined statutory rates	$19,654	$30,307	$34,550
Manufacturing and processing deduction	(1,088)	(2,897)	(4,920)
Tax effect of non-deductible expenses	92	162	119
Difference between Canadian and foreign tax rates	1,161	951	1,033
Unrecognized losses of jointly controlled entities	--	1,298	1,235
Unrecognized losses of foreign subsidiaries	1,022	--	--
Tax effect of cost sharing arrangement with foreign subsidiary	(1,450)	(1,515)	(3,274)
Rate changes on future income taxes	--	628	(1,000)
Investment tax credits not subject to provincial income tax	(195)	(452)	--
Other	369	(42)	216

Effective income tax	$19,565	$28,440	$27,959

The income tax provision consists of:
Current income taxes	$18,436	$25,449	$27,123
Future income taxes	1,129	2,991	836

	$19,565	$28,440	$27,959

(b)	The future income taxes assets and liabilities consist of the following:

	January 2, 2005	December 28, 2003

Current future income tax assets
Stock appreciation rights	$294	$1,383
Other non-deductible accruals	883	660

	$1,177	$2,043

Long-term future income tax assets
Tax value of assets in excess of accounting value of assets of discontinued operations	$14,077	$-
Loss carryforwards	18,252	10,648
Tax goodwill in excess of accounting goodwill	11,114	13,020
Accrued costs of discontinued operations	1,848	1,892
Accrued pension costs	5,136	4,156

	$50,427	$29,716

Current future income tax liabilities
Investment tax credit	$96	$118

Long-term future income tax liabilities
Tax depreciation in excess of accounting depreciation	$20,319	$21,717

(Wescast Industries Inc. 2004 Annual Report) 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

(c)

At January 2, 2005, the Company has non-capital income tax loss carryforwards of $52,790 which relate primarily to a foreign subsidiary. These losses expire between 2019 and 2024. At January 2, 2005, the Company has capital income tax loss carryforwards of $700, which have no expiry date. Management has determined that it is more likely than not that the tax benefits of these loss carryforwards will be realized in the future.

(d)

At January 2, 2005, the Company has non-capital income tax loss carryforwards of $82,055 which relate to a foreign subsidiary. These losses have an indefinite carryforward period. In addition, the accounting basis of the assets of this subsidiary exceeds the tax basis of the assets by $20,466. No recognition has been given to the net benefit of the loss carryforwards as management has determined that it is more likely than not that the tax benefits of the loss carryforwards will be realized in the future.

17. Investment tax credits

During the year the Company recorded investment tax credits of $1,376 (2003 – $3,315; 2002 – $1,289). Of this amount, $1,163 (2003 – $2,883; 2002– $1,289) is included in net earnings (loss) for the year as a reduction of cost of sales and research, development and design expenses. For the years 2004 and 2003, the balance of the investment tax credit related to capital assets and reduced the carrying value of the related assets.

18. Discontinued operations

On July 19, 2004 the Company announced its decision to exit the chassis business conducted at its Cordele, Georgia (“Cordele”) operation. The announcement reflects the Company’s decision to focus its resources on the development and execution of its global powertrain strategy with emphasis on its successful core competency of designing, casting and machining powertrain components.

With the assistance of outside advisors the Company has been marketing this business for sale as a going concern. As of February 11, 2005 the Company has not been able to secure a buyer for the business. The carrying value of the chassis business has been adjusted to reflect the estimate of its net realizable value. The value assumes the business will not be sold as a going concern and will be wound down in an orderly manner during 2005. The Company will coordinate with existing customers to ensure a continuity of supply while production requirements are transferred to other suppliers. It is estimated that all production activities will be concluded at the operation by the end of the second quarter of 2005. The Company will be pursuing buyers for the manufacturing assets and property subsequent to completion of production.

In 2001, the Company approved a plan to shut down its stainless steel manifold business. All costs associated with the shut-down were reflected in the Company’s 2001 fiscal year. The shut-down was complete as of June 30, 2002. The Company is currently pursuing buyers for the remainder of the manufacturing assets; the carrying value of these assets reflects the estimate of their net realizable value.

The results from discontinued operations have been reported separately within these financial statements. Prior year comparative amounts have also been reclassified.

Summarized financial information for the discontinued operations are as follows:

	2004	2003	2002

Sales	$45,500	$41,476	$14,748

Operating losses	(25,451)	(23,552)	(6,759)
Goodwill impairment	--	(41,485)	--
Write-down of net assets	(52,478)	--	--
Recognition of cumulative translation adjustment	(10,103)	--	--

Discontinued operations before income taxes	(88,032)	(65,037)	(6,759)
Future income taxes	26,478	22,117	2,298

Net loss from discontinued operations	($61,554)	($42,920)	($ 4,461)

(Wescast Industries Inc. 2004 Annual Report) 66

Net assets (liabilities) of discontinued operations:

	January 2, 2005	December 28, 2003

Current assets	$ 10,096	$14,978
Property, plant and equipment	10,463	63,179
Bond issue costs	--	568

Total assets	20,559	78,725
Current liabilities	38,279	7,436
Long-term debt	--	33,321

Net assets (liabilities) of discontinued operations	($17,720)	$37,968

The current liabilities include revenue bonds of $30,687 which are repayable in annual installments of US$1,500 with a variable interest rate, which was 2.08% at January 2, 2005 and mature in the year 2022. The assets of Cordele have been pledged as security for these bonds. It is anticipated these bonds will be repaid by the Company upon sale or wind-up of the business, and as such have been reflected in current liabilities.

In 2003, the Company performed its annual impairment test of the goodwill that was acquired in conjunction with the chassis business. The impairment analysis indicated that the full carrying value of the goodwill was impaired. As a result, a total non-cash charge of $41,485, or $27,380 after tax, was recognized during fiscal 2003.

Future income tax assets recorded on the results of discontinued operations have been excluded from the net assets of discontinued operations since the Company will be the beneficiary of the future reduction in income taxes.

19. Earnings per share

Basic earnings from continuing operations per share and basic net earnings per share are based on the weighted average common shares outstanding. Weighted average common shares used in the computation of basic earnings from continuing operations per share and basic net earnings per share were 13,069,819, 13,047,889 and 13,067,996 in 2004, 2003 and 2002, respectively. The shares used in the computation of diluted earnings from continuing operations per share and diluted net earnings per share were 13,139,236, 13,166,536 and 13,284,042 in 2004, 2003 and 2002, respectively.

The impact of discontinued operations on net earnings resulted in a reduction to basic and diluted net earnings (loss) per share of $4.71 and $4.69 respectively in fiscal 2004 (2003 — $3.49 and $3.49; 2002 — $0.35 and $0.35).

During 2002 the stock option plan was amended to authorize the grant of tandem stock appreciation rights in connection with options granted under the plan, at or after the time of grant of such options. The annual increase or decrease in the intrinsic value of the stock option is included as stock-based compensation in the statement of earnings. Stock options granted under the plan are only regarded in the calculation of diluted earnings per share when their impact on the stock-based compensation included in earnings has resulted in an anti-dilutive effect.

(Wescast Industries Inc. 2004 Annual Report) 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

20. Consolidated statements of cash flows

The following is additional information to the statements of cash flows.

Change in non-cash operating working capital:

	2004	2003	2002

Receivables	$ 449	($ 873)	($ 7,212)
Inventories	(5,204)	8,887	(17,072)
Prepaids	71	(265)	(748)
Payables and accruals	(372)	(34,708)	34,718
Income taxes receivable/payable	(7,473)	5,610	(9,830)

	($12,529)	($21,349)	($ 144)

Supplemental cash flow disclosures:
Cash paid for interest	$491	$820	$431

Cash paid for income taxes	$25,983	$22,004	$35,596

21. Related-party transactions

The Company paid freight of $4,376 in 2004 (2003 — $4,896; 2002 – $5,061) to a related company, 30% of whose shares are owned by a Class B shareholder of the Company. The charges incurred were reflective of market rates. Payables and accruals include $343 (2003 — $779; 2002 – $504), which is owed to this company.

22. Segment information

(a) Operating segments

The Company operates in the automotive industry in two geographic segments, North America and Europe. The Company’s manufacturing facilities, where appropriate, are geographically situated to align with the physical location of its customer base. The Company evaluates segment performance based on earnings or loss before income taxes.

There were no inter-segment sales during 2004, 2003 and 2002.

All corporate costs that are not directly allocated to the European operation have been allocated to the North American segment.

	Fiscal year ended January 2, 2005
	North America	Europe	Total

Sales to external customers	$377,517	$31,391	$408,908
Earnings (loss) from continuing operations	41,057	(6,209)	34,848
Investment income	1,252	--	1,252
Interest expense	602	--	602
Depreciation and amortization	31,191	5,076	36,267
Income taxes	19,501	64	19,565
Purchase of property, plant and equipment and other assets	$26,347	$6,525	$32,872

(Wescast Industries Inc. 2004 Annual Report) 68

	Fiscal year ended December 28, 2003
	North America	Europe	Total

Sales to external customers	$413,912	$ 20,412	$434,324
Earnings (loss) from continuing operations	61,221	(6,901)	54,320
Investment income	232	--	232
Interest expense	554	--	554
Depreciation and amortization	31,155	2,869	34,024
Income taxes	28,371	69	28,440
Purchase of property, plant and equipment and other assets	$33,007	$3,421	$36,428

	Fiscal year ended December 29, 2002
	North America	Europe	Total

Sales to external customers	$415,979	$6,805	$422,784
Earnings (loss) from continuing operations	68,219	(6,716)	61,503
Investment income	1,880	--	1,880
Interest expense	266	16	282
Depreciation and amortization	26,038	1,941	27,979
Income taxes	27,895	64	27,959
Purchase of property, equipment and other assets	$74,194	$ 6,594	$ 80,788

For the 2004 fiscal year, sales to the Company’s three largest customers amounted to 48%, 29% and 11% of total sales (2003 — 46%, 28%, and 10%; 2002 – 46%, 33% and 16%).

		Fiscal year ended January 2, 2005
			Discontinued
	North America	Europe	Operations	Total

Total assets	$382,237	$153,715	$20,559	$556,511
Property, plant and equipment	$250,457	$114,233		$364,690

		Fiscal year ended December 28, 2003
			Discontinued
	North America	Europe	Operations	Total

Total assets	$409,279	$63,305	$78,725	$551,309
Property, plant and equipment	$265,198	$52,263		$317,461

 (Wescast Industries Inc. 2004 Annual Report) 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Foreign exchange contracts
The Company uses foreign currency forward contracts to manage well-defined foreign exchange risks. These forward contracts are designated and documented as cash flow hedges. The Company does not enter into speculative hedge contracts. A decision support system is employed and hedges are put in place when technical signals indicate it is appropriate to do so. As such, there may be times when the Company has left a foreign currency exposure unhedged. At January 2, 2005 no foreign currency forward contracts were in place.

Other derivative instruments
To manage the electricity cost volatility that may arise since the Ontario, Canada, electricity market was deregulated in May 2002, the Company entered into fixed-price forward contracts to purchase electricity. The current contracts expire December 31, 2005 and April 30, 2006. There are approximately 126,379 megawatt-hours (MWhr) at a weighted average price of $65.33 per MWhr remaining. The estimated fair market value of these contracts as at January 2, 2005 was $(129). These contracts have been accounted for as executory contracts; any gain or loss resulting from the contracts will be recognized in the statement of earnings upon contract settlement.

The Company has also entered into financial swap contracts to manage a portion of its electricity cost volatility. These contracts expire December 31, 2005. There are approximately 6,477 MWhr at a weighted average price of $69.45 per MWhr remaining. The estimated fair market value of these contracts as at January 2, 2005 was $(23). These contracts have been accounted for on a marked-to-market basis.

The Company does not enter into electricity contracts for speculative purposes. The Company has estimated fair market value based on available indicative pricing. Given the current lack of liquidity in the market and other influencing factors, the fair market value is subject to significant measurement uncertainty.

To manage natural gas cost volatility, the Company enters into fixed-price forward contracts to purchase natural gas. The current contracts expire September 1, 2005 and November 1, 2005. There are approximately 227,446 gigajoules (GJ) at a weighted average price of $7.59 per GJ remaining. The estimated fair market value of these contracts as at January 2, 2005 was $(302). These contracts have been accounted for as executory contracts; any gain or loss resulting from the contracts will be recognized in the statement of earnings upon contract settlement.

The Company does not enter into natural gas contracts for speculative purposes. The Company has estimated fair market value based on available indicative pricing.

Fair value of other financial instruments
The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, receivables, and payables and accruals
Due to the short-term period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term debt
The fair values of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying value.

Credit risk
The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, director and employee share purchase plan loans, foreign exchange forward contracts, and electricity and natural gas contracts.

(Wescast Industries Inc. 2004 Annual Report) 70

The majority of the Company’s receivables are from the Big 3 North American auto manufacturers. Exposure to any particular customer is significant, but the Company does not believe that any material credit risk exists.

The Company also has receivables from Tier 1 suppliers, some of which may represent a credit risk. The Company believes that this exposure has been adequately reflected in these financial statements. Any potential future risk will be mitigated by customer credit assessments, credit insurance purchased on selected customer accounts and strict adherence to negotiated terms and conditions on sale, including cash on delivery.

The director and employee share purchase plan loans are secured by the underlying shares.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts and electricity and natural gas contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and/or are included on an authorized list of counterparties maintained by the Company.

Interest rate risk
The Company’s exposure to interest rate risk relates to its variable interest rate financing. At January 2, 2005, the increase or decrease in annual interest costs on the variable interest rate financing amounts to $603 for each 1% absolute change in interest rates.

24. Stock-based compensation plans

Employee Share Purchase Plan
Under the Employee Share Purchase Plan, the Company is authorized to issue up to 500,000 Class A common shares to employees with not less than three months service and to directors. Under the terms of the plan, employees may acquire shares annually up to an amount not exceeding 10% of their annual compensation. Shares are acquired under the plan at a price equal to 85% of the market value of such shares. Under the plan, the Company issued 13,606 shares in 2004 and 14,551 shares in 2003. The aggregate amount of shares issued under the plan was 180,467 at January 2, 2005 and 166,861 at December 28, 2003.

In 2004, the Company adopted the fair value recognition provisions of CICA Handbook section, 3870 with respect to stock-based compensation (see Note 3). The difference between the fair value of the shares issued under this plan and the issue price to the employee is recorded as compensation expense.

Deferred Stock Unit Plan
The Company offers a Deferred Stock Unit (“DSU”) plan for members of the Board of Directors. Under the DSU plan, each director must receive the annual board retainer in the form of DSUs. Also, each director may elect to receive all or a portion of the other board compensation in the form of DSUs. Each DSU reflects the notional value of the Class A common shares of the Company. The issue price of the DSU is equal to the weighted average share price of the Company’s Class A common shares as traded on the Toronto Stock Exchange during the five-day period prior to the last day of the quarter in which the DSU is issued. The DSU account of each director is marked to market each quarter and includes the value of dividends, if any, as if reinvested. Directors are not permitted to convert DSUs into cash until retirement from the Board. The value of the DSU when converted to cash will be equal to the weighted average share price of the Class A common shares of the Company as traded on the Toronto Stock Exchange during the five-day period prior to payment. The value of the outstanding liability related to the DSUs as at January 2, 2005, was $1,097 (2003 – $1,039).

Restricted Share Units
During the fourth quarter of 2003, the Company established a new Restricted Share Unit (“RSU”) plan. Under the plan the Company has granted RSUs to certain employees, which entitles the employee to receive a cash payment for each RSU granted in an amount equal to the weighted average closing price of the Company’s Class A common shares as traded on the Toronto Stock Exchange during the five-day period prior to the third anniversary date on which the RSU was granted.

(Wescast Industries Inc. 2004 Annual Report) 71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

The RSUs vest on and the cash value is paid on the third anniversary date of being granted. The related compensation expense is recognized over this period. The value of RSUs outstanding is marked to market each quarter and includes the value of dividends, if any, as if reinvested. At January 2, 2005 there were 75,308 RSUs outstanding (2003 – 34,622).

The compensation expense reported for the 2004 fiscal year in respect of the RSU plan was $343 (2003 – $37; 2002 – nil).

Stock Option Plan
The Company has a stock option plan, which grants options to employees up to an aggregate of 1.5 million Class A common shares. The options, which have a term not exceeding 10 years when issued, vest immediately for directors and over five years for all others at a rate of one-third for each year over three years commencing on the third anniversary. The exercise price of each option equals the market price of the Company’s stock on the date of grant.

During 2002, the stock option plan was amended to authorize the grant of tandem stock appreciation rights (a “SAR” or “SARs”) in connection with options granted under the plan, at or after the time of grant of such options. Under the amended plan, participants have the choice of exercising stock options or receiving a cash amount equal to the excess of the market price of the shares covered by the options over the exercise price of the related options. The impact of the amendment to the plan, recognized in 2002, was a one-time non-cash charge to earnings of $14,905, reported as stock-based compensation expense, for options issued in prior periods. As a result of the decline in the share market price subsequent to the amendment of the plan, total stock-based compensation expense was $5,277 for 2002. A summary of the status of the Company’s stock option plan as of the fiscal year-ends of 2004, 2003 and 2002 and changes during each fiscal year is presented below.

		Shares		Weighted Average
		(000)		Exercise Price
	2004	2003	2002	2004	2003	2002

Outstanding, beginning of year	931	944	973	$37	$37	$36
Granted	22	25	155	$32	$37	$39
Exercised - shares	--	--	(62)	$ --	$ --	$35
cash	(111)	(23)	(88)	$18	$22	$31
Cancelled	(171)	(15)	(34)	$41	$39	$40

Outstanding, end of year	671	931	944	$39	$37	$37

Options exercisable at year-ended	528	617	543	$39	$35	$34

The following information applies to options outstanding at January 2, 2005:

			Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average	Average	Number	Average
Exercise	Number	Remaining	Exercise	Exercisable	Exercise
Prices	Outstanding	Contractual Life	Price	at 01/02/2005	Price

$13 to $24	7,000	1.2 years	$15	7,000	$15
$25 to $36	208,415	4.3 years	$33	178,500	$33
$37 to $48	455,733	5.6 years	$42	342,733	$42
	671,148		$39	528,233	$39

(Wescast Industries Inc. 2004 Annual Report) 72

25.Reconciliation to accounting principles generally accepted in the United States of America

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following reconciliation identifies the material differences on the Company’s consolidated statements of earnings and retained earnings and consolidated balance sheets. The information below does not contain all disclosures required by US GAAP.

Subsequent to the issuance of the Company’s financial statements for the year ended December 29, 2002, the US GAAP reconciliation for 2002 was restated to correct the accounting for the following material items: fixed-price forward contracts for energy commodities; foreign exchange forward contracts and minimum pension liabilities. The impact on net earnings of all restatements, including the pension valuation allowance described in Note 25 (a) (iii), was an increase in earnings of $1,576 in 2002 and the impact on basic net earnings per share was an increase of $0.12 in 2002.

Fixed-price forward contracts for energy commodities

The US GAAP reconciliation for 2002 was restated to account for mark to market adjustments for the Company’s fixed-price forward contracts to purchase electricity and natural gas. Such contracts are considered derivatives under US GAAP and are recorded on the balance sheet at fair value, unless certain criteria are met. The impact of the restatement associated with the energy contracts, net of taxes, is an increase in net earnings in 2002 of $1,135.

Foreign exchange forward contracts

The US GAAP reconciliation for 2002 was restated to treat the foreign exchange forward contracts as non-hedging derivatives. The impact of this restatement, net of taxes, on net earnings for 2002 was an increase to earnings of $495.

Minimum pension liabilities

The US GAAP balance sheet reconciliation for 2002 has been restated to recognize minimum pension liabilities associated with the Company’s defined benefit plans (see Note 11). Under US GAAP, an additional minimum pension liability is recorded to the extent that a plan’s accumulated benefit obligation exceeds the plan’s assets at fair value. An intangible asset is recorded at an amount that is equal to the additional minimum liability recorded, to the extent of unrecognized prior service cost and unrecognized transition obligation. This restatement resulted in the recognition of a minimum pension liability of $4,615 and a corresponding intangible asset of the same amount as at December 29, 2002.

(Wescast Industries Inc. 2004 Annual Report) 73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

(a) Statements of earnings and retained earnings (vi)

	2004	2003	2002
		(Note 3)	(restated )

Earnings from continuing operations according to Canadian GAAP	$ 34,848	$ 54,320	$ 61,503

Depreciation effect of interest capitalization (i)	--	--	(33)
Mark to market adjustments (ii)
- foreign exchange derivatives	(68)	(553)	750
- energy derivatives	--	(1,319)	1,719
Pension valuation allowance (iii)	16	27	(54)
Decrease (increase) in income tax expense (iv)	(25)	630	(842)

	(77)	(1,215)	1,540

Earnings from continuing operations according to US GAAP	34,771	53,105	63,043

Loss from discontinued operations according to
Canadian GAAP and US GAAP	(61,554)	(42,920)	(4,461)

Net earnings according to US GAAP	(26,783)	10,185	58,582
Retained earnings, beginning of year	318,792	314,892	262,586
Dividends	(6,290)	(6,285)	(6,276)
Excess of cost over assigned value of Class A
common shares purchased and cancelled	(82)	--	--

Retained earnings, end of year	$ 285,637	$ 318,792	$ 314,892

Earnings from continuing operations per share (Note 19)
Basic	$ 2.66	$ 4.07	$ 4.82

Diluted	$ 2.57	$ 4.07	$ 4.82

Net earnings (loss) per share (Note 19)
Basic	($ 2.05)	$ 0.78	$ 4.48

Diluted	($ 2.11)	$ 0.78	$ 4.48

Under United States generally accepted accounting principles, the weighted average common shares outstanding for basic earnings per share and diluted earnings per share are the same as under Canadian GAAP.

	2004	2003	2002
			(restated)

Net earnings according to US GAAP	($26,783)	$ 10,185	$58,582
Other comprehensive income (loss): (v)
Deferred foreign exchange	(13)	--	--
Net FAS 133 transition adjustment, net of tax (ii	--	6	56
Foreign currency translation adjustment	(83)	(447)	57

Comprehensive income (loss) according to US GAAP	($26,879)	$ 9,744	$58,695

(i)	Under Canadian GAAP, the Company does not capitalize interest. US GAAP requires interest incurred as part of the costs of constructing assets to be capitalized.

(Wescast Industries Inc. 2004 Annual Report) 74

(ii)

Effective January 1, 2001, the Company adopted FASB Statement (“FAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and related amendments for the accounting for derivative instruments and hedging activities. FAS 133 requires that all derivative instruments be recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and the type of hedge transaction. Foreign exchange forward contracts are designated as cash flow hedges for Canadian GAAP and gains and losses resulting from these arrangements are recognized in earnings at the time of occurrence of the hedged transaction. Except for certain hedging activities the Company met the criteria for hedge accounting, thus no mark to market adjustments were required in 2004. Prior to 2004, under US GAAP, the Company did not meet the criteria for hedge accounting and therefore outstanding forward exchange contracts have been marked to market through earnings. In addition, prior to 2004 under US GAAP, the Company’s fixed price forward contracts for the purchase of electricity and natural gas were considered derivatives and were marked to market through earnings. Mark to market adjustments for derivatives that do not meet the requirements for hedge accounting under FAS 133 would be classified with other income for US GAAP.

(iii)

Canadian GAAP requires recognition of a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in earnings. US GAAP does not specifically address pension valuation allowances.

(iv)	Income tax effect of items in (i), (ii) and (iii).

(v)

US GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

(vi)

Under US GAAP presentation, investment tax credits (see Note 17) are recorded as a reduction of income tax expense. Under Canadian GAAP presentation, the investment tax credits are reflected as a reduction of cost of sales, research and design expenses or capital equipment, as appropriate.

(b) Balance sheets

		January 2, 2005
	Canadian		US
	GAAP	Adjustments	GAAP

Current assets (i)	$120,240	($ 2,037)	$118,203
Property and equipment (i)	364,690	(2,582)	362,108
Future income taxes (i) and (ii)	50,427	(645)	49,782
Other long-term assets (i) and (v)	595	6,176	6,771
Discontinued operations	18,740	--	18,740

	$554,692	$ 912	$555,604

Current liabilities (i)	$ 46,452	($ 1,753)	$ 44,699
Long-term debt and employee benefits (i), (v) and (vi)	45,864	3,184	49,048
Future income taxes (i), (ii) and (iv)	20,319	(521)	19,798
Discontinued operations	36,460	--	36,460
Shareholders' equity (iii), (iv) and (vi)	405,597	2	405,599

	$554,692	$ 912	$555,604

(Wescast Industries Inc. 2004 Annual Report) 75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

		December 28, 2003
	Canadian		US
	GAAP	Adjustments	GAAP

Current assets (i)	$125,333	($11,590)	$113,743
Property and equipment (i)	317,461	(54,893)	262,568
Future income taxes (i) and (ii)	29,716	(179)	29,537
Discontinued operations	78,725	--	78,725
Other long-term assets (i) and (v)	74	64,076	64,150

	$551,309	($ 2,586)	$548,723

Current liabilities (i)	$ 44,872	($ 4,890)	$ 39,982
Long-term debt and employee benefits (i), (v) and (vi)	16,014	3,276	19,290
Future income taxes (i), (ii) and (iv)	21,717	(551)	21,166
Discontinued operations	40,757	--	40,757
Shareholders' equity (iii), (iv) and (vi)	427,949	(421)	427,528

	$551,309	($ 2,586)	$548,723

(i)

Under Canadian GAAP, the Company’s interest in its jointly controlled entities has been accounted for using the proportionate consolidation method. Under US GAAP, these interests must be accounted for using the equity method.

(ii)	This adjustment reflects the cumulative income tax effects of the adjustments outlined in Note 25 (a).

(iii)	The shareholders’ equity adjustment reflects the aggregate and cumulative effect of the adjustments outlined in Note 25 (a).

(iv)	This adjustment reflects the effect of the cumulative result of other comprehensive income, net of income tax.

(v)

Under US GAAP, an additional minimum pension liability is recorded to the extent that a plan’s accumulated benefit obligation over the plan’s assets at fair value exceeds the liability related to the plan. An intangible asset is recorded at an amount that is equal to the additional minimum liability recorded, to the extent of unrecognized prior service costs. An additional minimum pension liability amount of $5,239 (2003 — $5,390) has been recorded in the intangible asset and long-term debt and employee benefit accounts respectively. Under Canadian GAAP, there is no accounting for additional minimum pension liabilities.

(vi)	This adjustment reflects the elimination of the pension valuation allowance recorded for Canadian GAAP as described in Note 25 (a) iii.

(c) Stock-based compensation plans

The Company accounts for its stock-based compensation plans disclosed in Note 24 under APB Opinion 25 and related interpretations.

The employee share purchase plan offers shares of the Company at 85% of the market value. Prior to 2004, no compensation cost was recorded for the share purchase discount associated with this plan.

The stock option plan was converted from a fixed plan to a variable plan in 2002 as a result of the granting to employees the choice of receiving cash or shares on the exercise of their options. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Prior to 2002 no compensation cost was recorded for this plan. Since 2002, the effect of changes in the intrinsic value of the stock options is recorded in the statements of earnings.

Had compensation costs for the employee share purchase plan and the stock options plan been determined based on the fair value of the options and shares as of their grant dates consistent with the method of Statement of Financial Accounting Standards 123, “Accounting for Stock-Based Compensation”(SFAS 123), as amended by SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Company’s net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS 123,

(Wescast Industries Inc. 2004 Annual Report) 76

as amended, are not likely to be representative of the effects on reported net earnings for future years because options vest over several years and additional awards may be made each year and employee share purchases are voluntary. There is no pro forma effect of the stock option plan in 2004, 2003 and 2002.

	2004	2003	2002

Net earnings (loss) - as reported	($ 26,783)	$ 10,185	$ 58,582
Stock-based compensation - reported, net of tax	(981)	521	3,529
Stock-based compensation - pro forma, net of tax	981	(601)	(3,664)

Net earnings (loss) - pro forma	($ 26,783)	$ 10,105	$ 58,447

Basic earnings (loss) per share
As reported	($ 2.05)	$ 0.78	$ 4.48
Pro forma	($ 2.05)	$ 0.77	$ 4.47
Diluted earnings (loss) per share
As reported	($ 2.11)	$ 0.78	$ 4.48
Pro forma	($ 2.11)	$ 0.77	$ 4.47

(d) Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, ”Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the entity that is the primary beneficiary. FIN 46 provides the framework for determining whether a variable interest entity should be consolidated. This interpretation was effective immediately for variable interest entities created after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46(R), issued in December 2003, amended the guidance in FIN 46 as well as the transition guidance. Based on the Company’s interpretation of the revised transition guidance, the Company was required to adopt the guidance in FIN 46(R) for the year beginning December 29, 2003. The adoption of FIN 46(R) did not have a material impact on the consolidated financial statements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 established standards for classification of certain financial instruments that have characteristics of both liabilities and equity but have been presented entirely as equity or between the liabilities and equity section of the statement of financial position. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the consolidated financial statements.

In December 2004, the FASB issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, “Share-Based Payment” (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 and requires instead that such transactions be accounted for using the grant-date fair value based method. This statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the statement’s effective date shall be recognized on or after the effective date, as the

(Wescast Industries Inc. 2004 Annual Report) 77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars, except per share amounts and where otherwise noted)

related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123. Management is in the process of evaluating the impact of FAS 123R on the consolidated financial statements.

In November 2004, the FASB issued FAS No. 151, “Inventory Costs—an Amendment of ARB 43, Chapter 4” (“FAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company’s financial statements or its results of operations.

In December 2004, the FASB issued FAS No. 153, Exchanges of Non-Monetary Assets—An Amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 amends APB Opinion No. 29, “Accounting for Non-Monetary Transactions” (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

26. Subsequent event

On February 23, 2005, the Company announced that its Board of Directors had approved a foundry optimization plan for its North American operations which will significantly lower operating costs and increase foundry utilization. As a result the Company will close its Brantford, Ontario foundry operation. The plant’s production requirements will be transferred to the Company’s other facilities. The transfer of production, and closure process, is expected to be completed during the 2005 fiscal year. The net costs associated with the closure cannot be reasonably determined at this time and have not been accounted for in these consolidated financial statements.

27. Comparative figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

(Wescast Industries Inc. 2004 Annual Report) 78